UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Goldman Sachs Middle Market Lending Corp. II

(Name of Company)

200 West Street

New York, NY 10282

(Number and Street, City, State and Zip Code)

(312) 655-4419

Telephone Number (including area code)

814-01461

File Number under the Securities Exchange Act of 1934

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On October 14, 2025, pursuant to the Agreement and Plan of Merger, dated as of July 11, 2025, by and among Goldman Sachs Middle Market Lending Corp. II (the “Company”), Goldman Sachs Private Credit Corp. (“GSCR”), and Goldman Sachs Asset Management, L.P., the investment adviser to each of the Company and GSCR, the Company merged with and into GSCR, with GSCR as the surviving corporation, at which time the separate corporate existence of the Company ended. GSCR is incorporated in Delaware and has elected to be regulated as a business development company under section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, GSCR, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 14th day of October, 2025.

Goldman Sachs Private Credit Corp., as successor by merger to Goldman Sachs Middle Market Lending Corp. II

By:	/s/ David Miller
Name: David Miller
Title: Co- Chief Executive Officer

Attest:	/s/ Stanley Matuszewski
Name: Stanley Matuszewski
Title: Chief Financial Officer and Treasurer